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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                   FORM 12b-25

                                                Commission File Number 001-13690

                           NOTIFICATION OF LATE FILING

(Check One): [ ]  Form 10-K     [ ]  Form 20-F     [ ] Form 11-K   [X] Form 10-Q
             [ ]  Form N-SAR    [ ]  Form N-CSR

     For Period Ended: June 30, 2003

[ ]  Transition Report on Form 10-K        [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F        [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

     For the Transition Period Ended: ______________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  PolyMedica Corporation
Former name if applicable:  Not applicable.
Address of principal executive office (Street and number): 11 State Street City, state and zip code: Woburn, MA 01801

                                     PART II
                             RULE 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    |(a)  The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
    |(b)  The subject annual report, semi-annual report, transition report on
    |     Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
[X] |     thereof, will be filed on or before the fifteenth calendar day
    |     following the prescribed due date; or the subject quarterly report or
    |     transition report on Form 10-Q, or portion thereof, will be filed on
    |     or before the fifth calendar day following the prescribed due date;
    |     and
    |
    |(c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.
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                                    PART III
                                    NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant will be delayed in filing its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (the "Form 10-Q") because it is currently engaged in ongoing discussions with the Securities and Exchange Commission regarding whether certain of the Registrant's advertising costs qualify for capitalization under AICPA Statement of Position 93-7 ("SOP 93-7"), as disclosed in Note U to the financial statements included in the Registrant's annual report on Form 10-K for the year ended March 31, 2003.

     Due to the reasons described above, the Registrant could not have timely filed the Form 10-Q without unreasonable effort or expense, and the Form 10-Q will be filed no later than the fifth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification: Stephen C. Farrell, (781) 933-2020.

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       Yes [X]   No [ ]

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       Yes [ ]   No [X]

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Although a change to the results of operations for last year's quarter ended June 30, 2002 is not currently anticipated by the Registrant, such a change is possible. If we are required to restate our financial statements to expense, rather than capitalize, our direct response advertising costs, this change would result in income before cumulative effect of change in accounting principle for the quarter ended June 30, 2002 of $7,281,000 compared to $9,151,000 previously reported and income per weighted average share (diluted) before cumulative effect of change in accounting principle of $0.58 compared to $0.73 previously reported.

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                             POLYMEDICA CORPORATION

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                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: August 15, 2003                     By: /s/ Stephen C. Farrell
                                              ----------------------------------
                                          Name:  Stephen C. Farrell
                                          Title: Senior Vice President and Chief
                                                  Financial Officer


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